Magnum Hunter Resources Corporation
October 7, 2013
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Fax:    (703) 813-6982
Attn:     Norman von Holtzendorff
Re:    Magnum Hunter Resources Corporation
Registration Statement on Form S-4 (File No. 333-190956) (as amended through pre-effective Amendment No. 2 thereto)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Magnum Hunter Resources Corporation and the co-registrants listed on Annex A hereto (the “Co-Registrants” and, together with Magnum Hunter Resources Corporation, the “Registrants”) request that the effectiveness of its Registration Statement on Form S-4 (File No. 333-190956) (as amended through pre-effective Amendment No. 2 thereto) be accelerated so that such Registration Statement will become effective at 9:30 a.m. Eastern Time on October 8, 2013, or as soon thereafter as practicable.
The Registrants acknowledge that:
(a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
(c) we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or desire further information, please contact David E. Morrison of Fulbright & Jaworski LLP at (214) 855-8301.
Signature page follows.

Very truly yours,

MAGNUM HUNTER RESOURCES CORPORATION AND CO-REGISTRANTS
By:    /s/ Joseph C. Daches
Joseph C. Daches

Senior Vice President and Chief Financial Officer of Magnum Hunter Resources Corporation
Senior Vice President and Treasurer of
Alpha Hunter Drilling, LLC; Bakken Hunter, LLC; Hunter Aviation, LLC; Hunter Real Estate, LLC; Magnum Hunter Marketing, LLC; Magnum Hunter Production, Inc.; Magnum Hunter Resources GP, LLC; NGAS Gathering LLC; NGAS Hunter LLC; PRC Williston LLC; Shale Hunter, LLC; Triad Hunter, LLC; Viking International Resources Co., Inc.; Williston Hunter, Inc.; and Williston Hunter ND, LLC
Senior Vice President and Treasurer of
Magnum Hunter Resources GP, LLC, the general partner of Magnum Hunter Resources, LP

Annex A

Alpha Hunter Drilling, LLC
Bakken Hunter, LLC
Hunter Aviation, LLC.
Hunter Real Estate, LLC
Magnum Hunter Marketing, LLC
Magnum Hunter Production, Inc.
Magnum Hunter Resources GP, LLC
Magnum Hunter Resources, LP
NGAS Gathering LLC
NGAS Hunter, LLC
PRC Williston LLC
Shale Hunter, LLC
Triad Hunter, LLC
Viking International Resources Co., Inc.
Williston Hunter, Inc.
Williston Hunter ND, LLC